

February 16, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest With Par Value $0.001, of COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND under the Exchange Act of 1934.

Sincerely,

